**2040 ENERGY, INC.**
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

## Table of Contents

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: 2040 Energy, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern:**
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 16, 2024

## 2040 ENERGY INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **ASSETS** | | |
| ***Current Assets:*** | | |
| Cash & Cash Equivalents | 17,992 | 56,001 |
| ***Total Cash and Cash Equivalents*** | **17,992** | **56,001** |
| Other Current Assets | - | - |
| ***Total Current Assets*** | **17,992** | **56,001** |
| ***Non-Current Assets:*** | | |
| Fixed Assets, net | - | - |
| ***Total Non-Current Assets*** | **-** | **-** |
| **TOTAL ASSETS** | **17,992** | **56,001** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| ***Current Liabilities:*** | | |
| Loans Payable - Related Party | 50,000 | 50,000 |
| Unearned Revenue | 9,000 | - |
| Other Current Liabilities | 2,085 | - |
| ***Total Current Liabilities*** | **61,085** | **50,000** |
| ***Non-Current Liabilities:*** | | |
| ***Total Non-Current Liabilities*** | | |
| ***TOTAL LIABILITIES*** | **61,085** | **50,000** |
| **EQUITY** | | |
| Common Stock, $0.00001 par value | 88 | 81 |
| Additional Paid-in Capital | 69,993 | - |
| SAFE | 40,000 | 110,000 |
| Retained Earnings | (153,173) | (104,079) |
| ***TOTAL EQUITY*** | **(43,092)** | **6,002** |
| **TOTAL LIABILITIES AND EQUITY** | **17,992** | **56,001** |

**2040 ENERGY INC. STATEMENT OF OPERATIONS**

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **Sales** | - | - |
| | | |
| **Operating Expenses** | | |
| Payroll | 53,827 | 15,092 |
| General and Administrative | 87,065 | 32,961 |
| Advertising and Marketing | 1,938 | - |
| ***Total Operating Expenses*** | **142,829** | **48,053** |
| ***Total Loss from Operations*** | **(142,829)** | **(48,053)** |
| ***Other Income/Expense*** | | |
| Grants | 94,668 | 1,332 |
| Other Income/Expense | (933) | 702 |
| ***Total Other Income/Expense*** | **93,735** | **2,034** |
| **Earnings Before Income Taxes, and Depreciation** | **(49,094)** | **(46,019)** |
| **Depreciation Expense** | - | - |
| | | |
| ***Net Income (Loss)*** | **(49,094)** | **(46,018)** |

## 2040 ENERGY INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (49,094) | (46,018) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation Expense | - | - |
| Unearned Revenue | 9,000 | - |
| Other Current Liabilities | 2,085 | - |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | 11,085 | - |
| ***Net Cash provided by (used in) Operating Activities*** | **(38,009)** | **(46,018)** |
| **INVESTING ACTIVITIES** | | |
| Fixed Assets | - | - |
| ***Net Cash provided by (used in) Investing Activities*** | **-** | **-** |
| **FINANCING ACTIVITIES** | | |
| Loans Payable | - | 50,000 |
| Common Stock | 7 | - |
| Additional Paid-in Capital | 69,993 | - |
| SAFE | (70,000) | 30,000 |
| ***Net Cash provided by (used in) Financing Activities*** | **-** | **80,000** |
| Cash at the beginning of period | 56,001 | 22,020 |
| Net Cash increase (decrease) for period | (38,009) | 33,982 |
| **Cash at end of period** | **17,992** | **56,001** |

## 2040 ENERGY INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | SAFE | Retained earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | | | | |
| Beginning balance at 1/1/22 | 8,080,808 | 81 | - | 80,000 | (58,061) | 22,020 |
| Issuance of Common Stock | - | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - | - |
| SAFE | - | - | - | 30,000 | | 30,000 |
| Net income (loss) | | | | | (46,018) | (46,018) |
| **Ending balance at 12/31/22** | **8,080,808** | **81** | **-** | **110,000** | **(104,079)** | **6,002** |
| Issuance of Common Stock | 715,796 | 7 | - | - | - | 7 |
| Additional Paid in Capital | - | - | 69,993 | - | - | 69,993 |
| SAFE | - | - | - | (70,000) | - | (70,000) |
| Net income (loss) | - | - | | | (49,094) | (49,094) |
| **Ending balance at 12/31/23** | **8,796,604** | **88** | **69,993** | **40,000** | **(153,173)** | **(43,092)** |

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

2040 Energy, Inc. ("the Company") was formed in Delaware on March 25, 2021, with headquarters located in Bloomington, Minnesota. The Company specializes in developing and producing innovative heating solutions, particularly focusing on a new type of air-source heat pump designed for homes and small commercial/multifamily buildings. Unlike traditional heating methods reliant on fossil fuels, the Company's heat pumps will operate on clean electricity, aligning with environmentally sustainable practices. The specific design of the heat pump caters to homes equipped with hot water radiators, providing an efficient alternative to forced-air heating systems.

The Company's revenue model will center on the sale of these heat pumps and associated services, initially targeting homeowners (B2C) and later expanding to include installers (B2B). With a target market spanning across the United States and Canada, the Company aims to establish itself as a leading provider of eco-friendly heating solutions.

In 2024, 2040 Energy, Inc. plans to launch a crowdfunding campaign under Regulation CF as part of its capital-raising efforts.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. As of December 31, 2023, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business & research development and capital-raising efforts. Once the Company commences its planned full-scale operations, it will incur significant additional expenses, will likely realize losses prior to generating positive working capital for an unknown period of time and is subject to significant risks and uncertainties. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations

2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for the next twelve months. Note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities

in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $56,001 and $17,992 in cash as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue by producing and selling its proprietary heat pumps, tailored for homes and small commercial/multifamily buildings with hot water radiators. Its revenue model focuses on direct sales to homeowners (B2C) initially, later expanding to include installers (B2B).

As of December 31, 2023, the Company had not commenced full-scale operations and consequently had not generated any sales revenue. However, it had already begun offering "reservations," allowing customers to secure first priority for the product for a certain amount of deposit. The company had $9,000 in unearned revenue as of December 31, 2023, in respect to these customer reservations.

Other Income

In 2022, the company won two grants: $21,000 from Launch Minnesota and $75,000 from NextCorps/NYSERDA. These grants began paying out in 2022, with the majority collected in 2023. As of December 31, 2022, the company had collected $1,332 from these grants, with the remaining $94,668 collected in 2023.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses primarily consist of computer & internet fees, research & development expenses, professional fees, traveling & shipping costs, and other miscellaneous expenses.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, forthose tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, its policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years have been open since the Company's inception.

The Company had already filed its tax returns as of December 31, 2022, and as of December 31, 2023, it was still in the process of filing its tax returns for the year 2023..

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had outstanding loans payable in the amount of $50,000, which represented the sum loaned to the company by the CEO's father. This loan was evidenced by an Unsecured Promissory Note dated December 29, 2022. Interest for this loan started accruing on February 1, 2023, to be paid together with the principal amount upon maturity. As of December 31, 2023, accrued interest amounted to $2,085.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBTS

During 2021, the company issued four SAFE Notes totaling $80,000 with Valuation Caps ranging from $759,000 to $1,250,000. During 2022, another two SAFE Notes totaling $30,000 were issued, each with a Valuation Cap of $2,000,000. Thus, the company had a total of six outstanding SAFE notes totaling $110,000 in value with Valuation Caps ranging from $759,000 to $2,000,000 as of December 31, 2022.

On December 31, 2023, three of these SAFEs, totaling $70,000, were converted to the Company's Common Stock based on the addendum noting that they automatically converted to common stock on this date to comply with the terms of a Minnesota State Tax Credit available to Angel investors.

As of December 31, 2023, the remaining three SAFEs worth $40,000 are outstanding.

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. As of December 31, 2022, 8,080,080 shares were issued and outstanding. However, due to the conversion of SAFEs to common stock during the year, the number of outstanding shares increased to 8,796,604 as of December 31, 2023.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.